

13030161

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC
400

SEC FILE NUMBER
8-68075

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: METROPOLITAN CAPITAL INVESTMENT BANC, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 EAST ONTARIO
(No. and Street)

CHICAGO	IL	60611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen Alvarez 770-263-7300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE HORWATH LLP
(Name – *if individual, state last, first, middle name*)

ONE MID AMERICAN PLAZA, SUITE 700, POS	OAK BROOK	ILLINOIS	60522-3697
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM 3/7/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karen Alvarez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of METROPOLITAN CAPITAL INVESTMENT BANC, INC., as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ann M Holloway
Notary Public
DeKalb County, Georgia
My Commission Expires June 17th, 2014



Signature

FINOP

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

METROPOLITAN CAPITAL INVESTMENT BANC, INC.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)

Statement of Financial Condition
As of Fiscal Year End December 31, 2012
With
Independent Auditor's Report

Contents

Independent Auditor's Report

Board of Directors
Metropolitan Capital Investment Banc, Inc.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)
Chicago, Illinois

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Metropolitan Capital Investment Banc, Inc., (the Company) as of December 31, 2012 and the related notes.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Metropolitan Capital Investment Banc, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
February 25, 2013

METROPOLITAN CAPITAL INVESTMENT BANC, INC.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

Assets		
Cash and cash equivalents	$	560,628
Non-marketable securities		3
Accounts receivable		1,072
Receivable from Holding Company		2,155
Deferred tax asset		64,287
Other assets		5,708
Total Assets	$	633,853
Liabilities and Shareholder's Equity		
Liabilities		
Accounts payable	$	4,594
Commissions payable		68,230
Total Liabilities		72,824
Shareholder's Equity		
Common stock, no par value, 100,000 shares authorized, 7,360 shares issued and outstanding		368,000
Additional paid-in-capital		507,713
Accumulated deficit		(314,684)
Total Shareholder's Equity		561,029
Total Liabilities and Shareholder's Equity	$	633,853

The accompanying notes are an integral part of these financial statements.

METROPOLITAN CAPITAL INVESTMENT BANC, INC.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2012

NOTE 1 - Organization and Nature of Business

Metropolitan Capital Investment Banc, Inc. (the "Company"), a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc., was incorporated in Illinois in September 2008. The Company is a broker-dealer of securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), effective August 2009. The Company operates as an introducing broker and although they have approval to, does not currently hold funds or securities for customers and does not carry customer accounts. The Company has an account designated for "Exclusive benefit of customers" at Metropolitan Capital Bank & Trust (the "Bank") to hold customer funds.

The Company is primarily engaged in investment banking and advisory services. Subsequent to year-end, the Company received regulatory approval to participate in underwritings as a lead manager, co-manager, and selling group member.

NOTE 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2012, the Company had cash and cash equivalent balances in an unrelated financial institution in excess of federally insured limits of $149,990.

Non-marketable Securities

The Company has obtained non-marketable securities as part of success fees for investment banking transactions. The securities are carried at a nominal value of $3 as of December 31, 2012. No additional disclosures on this non-marketable security are considered necessary as it is immaterial to the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, the Company evaluates its estimates including those related to income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its parent company Metropolitan Capital Bancorp, Inc. The allocation of tax is based on each individual company's taxable income, credits, and deductions. The Company has an income tax receivable from Metropolitan Capital Bancorp, Inc. in the amount of $2,155 at December 31, 2012.

Deferred tax assets and liabilities are the expected future amounts for temporary differences between carrying amounts and tax bases of assets and liabilities computed using enacted rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. See Note 4.

METROPOLITAN CAPITAL INVESTMENT BANC, INC.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2012

NOTE 3 - Related Party Transactions

As of December 31, 2012, the Company does not owe Metropolitan Capital Bancorp, Inc. for shared expenses.

Under the terms of the Sublease Agreement/Service Agreement, which became effective in August 2009 when the Company became a member of FINRA, the Company subleases office space and receives related services from the Bank. This one-year agreement automatically renews for a one-year period unless either party delivers notice to the other party of its intent not to renew.

The Company entered into a customer referral agreement with the Bank in 2011. In accordance with the agreement, the Bank will compensate the Company for loans made by the Bank to the referred customer.

At December 31, 2012, the Company had $160,638 of cash on deposit at the Bank

NOTE 4 - Income Tax

Income taxes are composed of the following:

Deferred tax assets:	
Federal NOL	$ 59,088
State NOL	5,199
Net Deferred tax asset	$ 64,287

Deferred tax assets and liabilities consist of a net operating loss carry forward of approximately $178,000 for federal taxes and $145,000 for state taxes that will begin to expire in 2029 (federal) and 2024 (state), respectively if not utilized to reduce future taxable income. There is no valuation allowance against the Company's deferred tax asset as of December 31, 2012 because its realization is more likely than not through the Company's inclusion in the consolidated tax return of Metropolitan Capital Bancorp, Inc.

Metropolitan Capital Bancorp, Inc. and the Company are subject to U.S. federal income tax as well as Illinois state income tax. Metropolitan Capital Bancorp Inc. and the Company are not subject to examination by taxing authorities for years before 2009.

NOTE 5 - Net Capital Requirement

As a registered broker-dealer with the SEC and a member of the FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company is required to maintain minimum net capital of $250,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2012, the Company had net capital of $350,582, which exceeded its minimum net capital requirement by $100,582. The Company's ratio of aggregate indebtedness to net capital was 0.21 to 1 at December 31, 2012.

METROPOLITAN CAPITAL INVESTMENT BANC, INC.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2012

NOTE 6 - CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2012.